Exhibit (a)(5)(B)

Private Perpetual Preferred Unit Exchange Offer

Transcript of Recorded Investor Presentation

Anthony E. Malkin:

•	Hello, I’m Anthony Malkin, Chairman, CEO and President of Empire State Realty Trust, or ESRT. Thank you for joining this call on which we will give unitholders an overview of the offer we have made to exchange operating partnership units, one-for-one, for a new Private Perpetual Preferred Unit which we believe will give those investors who choose to exchange more than a 75% increase in distributions while continuing the tax deferral investors have enjoyed from the original formation transactions. Joining me on the call is Thomas Keltner, executive vice president and general counsel of Empire State Realty Trust.

•	There are thousands of unitholders, too many for us to engage in a live question and answer period. At the end of the call, we will answer a few questions which have already been asked by unitholders. Of course, you have contact information from the mailing to ask your own questions. Additionally, you can send a question by e-mail to us at ppp@empirestaterealtytrust.com. Again, that address is ppp@empirestaterealtytrust.com. I now introduce Thomas Keltner who will give a brief overview of the exchange offer.

Thomas N. Keltner, Jr.:

•	Thank you, Tony, I’m Tom Keltner, and I am executive vice president and general counsel of Empire State Realty Trust, or ESRT. On this call, we are going to talk about ESRT’s commencement of an exchange offer for up to $250 million of our operating partnership – or OP – units which will give those investors who choose to exchange a more than 75% increase in distributions. Under the terms of the exchange offer, at any time during this offering, any holder of OP units has the option to exchange all or a portion of his or her OP units, on a one-for-one basis, for a new type of higher-yielding security called Private Perpetual Preferred Units. This exchange is voluntary. Even if you have units which are subject to lock-up, you can participate. If you decide not to participate, there will be no change in your rights, or the status of the remaining lock-up period for your holdings, nor your right to convert to shares of Class A common stock of ESRT. As noted in our documents, these new Private Perpetual Preferred Units will not be offered for sale. This is an offer exclusively to our unitholders who own units at the time of the exchange. They are the only individuals allowed to participate. Back to you, Tony.

Anthony E. Malkin:

•	Thanks, Tom. Many of our unitholders rely on distributions from ESRT to cover their living expenses in part or exclusively. Our decision to make this offer was motivated by the expression of many of our unitholders to have a higher rate of distributions. As I mentioned, under this Private Perpetual Preferred exchange program, unitholders can receive an increase in their distributions of more than 75%. What does that mean to a unitholder who decides to make the exchange? The current distribution to a unitholder is at an annual rate of $0.34 each year. The Perpetual Private Preferred Units will pay distributions at the annual rate of $0.60 each year. In further illustration, let’s use this example: assume you are a unitholder who owns 10,000 units. You now receive distributions of $3,400 each year, and you would receive distributions of $6,000 each year if you were to exchange your 10,000 OP units for the new Private Perpetual Preferred Units. If you want to determine your own benefits from this exchange, you can use these numbers to match. As stated before, this offer is only available to existing unitholders during the exchange offer, and will not be sold to the public. There are a few additional benefits which Tom Keltner will now explain.

Thomas N. Keltner, Jr.:

•	Thanks, Tony. I will now explain some more of the characteristics of the new Private Perpetual Preferred Units. Each unit will have a priority, fixed liquidation value of $16.62, which is equal to the closing price of the Class A common stock of ESRT on the New York Stock Exchange on May 23, 2014, the day prior to the printing of the offering materials you have received. That priority means that the new Private Perpetual Preferred Units will be junior only to debt and senior to any other obligation of ESRT. In case of liquidation of ESRT, that will be your priority payment. That priority means that before common shareholders are paid dividends, before ordinary unitholders are paid their distribution, holders of Private Perpetual Preferred Units must receive their distributions. Additionally, the Private Perpetual Preferred Units can only be redeemed by ESRT upon sale or change of control of the Company, in which case the redemption price payable to you would be 200% of your liquidation value. To be clear, ESRT can only redeem the Private Perpetual Preferred Units by paying those who choose to make the exchange $33.34, double the fixed liquidation value, and only upon sale or change of control of ESRT. Tony?

Anthony E. Malkin:

•	Thanks Tom. We believe that a tax-deferred opportunity to increase distributions by more than 75%, a chance to receive a priority in distributions, a liquidation preference of $16.62, and a restriction of ESRT’s right to redeem limited to sale or change of control, and then for $33.34, may be a compelling alternative for those unitholders who derive a significant percentage of their total income from their investment in ESRT. Remember, like the original formation transactions, we believe the transaction will continue the deferral of your embedded taxable gain. Tom?

Thomas N. Keltner, Jr.:

•	The following are important disclosures present in the documents we sent you which we recommend you read. This exchange is limited and may not be suitable for all OP unit holders. The new preferred units will be illiquid. We do not intend to list them on any exchange, and unlike existing units, the new units will not be convertible or exchangeable into any other security. The value of these units in liquidation will be fixed at $16.62 and can only be redeemed under limited circumstances and then at a price of $33.34, and if there is other appreciation of ESRT in the future, you will have limited your potential to these amounts for each unit you exchange.

•	The offer is only available to current unit holders and is not being made to the public. The offer also is subject to customary conditions that are more fully described in the exchange offer materials, which have been filed with the Securities and Exchange Commission and have been sent to all OP unit holders.

•	Though we cannot go through all the details of the offer here, I would highlight just a few items of which you should be aware:

o	First, the offer is for a maximum of approximately $250 million in OP units, which equates to 15,000,000 Private Perpetual Preferred Units for our outstanding units in Series ES, Series 60, Series 250, and Series PR, or approximately 10.0% of the total number of outstanding units. This means that if the offer is oversubscribed, each unit holder will get a pro-rated amount of preferred units, proportional to the amount they tendered relative to others;

o	Second, OP unit holders may participate in the offer notwithstanding the lock-up provisions of the initial public offering. The lead underwriters of ESRT’s initial public offering have waived certain lock-up restrictions to allow participation in the offer; and

o	Third, the offer will expire at midnight, New York City time, on June 26, unless extended or terminated earlier. We currently anticipate the exchange offer closing date will occur on or before July 1, 2014, although the date is subject to change.

•	Again, the full description of the Offer and its conditions are on file with the SEC and has been sent to all OP unit holders. I encourage you to read the materials carefully if you think you may be interested in the offer. Tony?

Anthony E. Malkin:

•	Thanks, Tom. Now, Brad Cohen, of our investor relations team at ICR will ask several questions which our investors have raised.

Brad Cohen:

•	Q: What are the tax consequences of exchanging my units for Private Perpetual Preferred Units?

Anthony E. Malkin:

•	A: As noted in our SEC filed materials, we believe the exchange will not result in any recognition of gain or loss, and you will continue to defer your embedded taxable gain. We recommend you consult with your tax advisor to confirm your individual circumstances.

Brad Cohen:

•	Q: Will there be a trading market for the new units?

Anthony E. Malkin:

•	A: We do not intend to list the units on an exchange, and we do not expect a trading market to develop. You should consider the Private Perpetual Preferred Units as a long-term illiquid investment.

Brad Cohen:

•	Q: Will the new units be freely transferrable?

Anthony E. Malkin:

•	A: Yes, you may transfer your units at any time without any lockup or minimum holding period.

Brad Cohen:

•	Q: How do I elect the new units and when will I receive them?

Anthony E. Malkin:

•	A: You make the election to exchange by completing the forms you have received. Remember, if you have transferred any of your holdings from AST to your own brokerage account, you will need to fill out a form for the AST account and your own brokerage account to the extent you wish to participate from both accounts. You can call our information agent if you need additional copies of the documents or need help in completing a form. We anticipate closing the exchange offer on June 26, 2014 and issuing the new units on a settlement date around July 1, 2014. You will receive distributions on your common units for all periods until commencing your entitlement for the higher distributions on the Private Perpetual Preferred Units. Tom?

Thomas N. Keltner, Jr.:

•	In closing let me mention a few additional items.

•	None of the directors, officers, or affiliates of our general partner, including members of the Malkin family, will tender any of their OP Units in the exchange offer.

•	Though we believe the new preferred units may be an attractive option for those OP unit holders seeking a higher dividend, ultimately you must make your own decision whether to participate, based on your individual investment objectives. We are not making any recommendation as to whether or not you should make this exchange. All OP unit holders should read the materials carefully and consult with their financial advisor before deciding whether participation in the offer is right for them.

•	As noted in our recent SEC filing, on May 16, 2014, ESRT exercised its option to acquire the ground lease and operating lease of 112 West 34th Street and the ground lease of 1400 Broadway at the price previously set by the appraisal process in accordance with option agreements. We expect a closing within 90 days of that exercise date.

Anthony E. Malkin:

•	We are pleased to be able to bring this opportunity to unitholders and hope this call has been helpful. Should you have additional questions regarding the offer, please call MacKenzie Partners, which is serving as our information agent in connection with the offer. They may be reached toll free at 1-888-410-7850. You can send a question by e-mail to us at ppp@empirestaterealtytrust.com. You can get assistance if you need additional copies of the documents, or require assistance in completing the related forms.

•	Thank you again for calling in.

Brad Cohen:

•	This concludes today’s conference call. The call has been recorded and will be available for replay on ESRT’s investor website at www.empirestaterealtytrust.com in the Investor Relations section.